United States securities and exchange commission logo





                              November 10, 2022

       Arshia Sarkhani
       Chief Executive Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 31,
2022
                                                            File No. 333-267258

       Dear Arshia Sarkhani:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 31, 2022

       General

   1. We note that you have added a secondary component to this registration statement. Please ensure you have paid
the appropriate filing fees for this component of the offering and provide a revised
filing fee exhibit.
   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up,
 Arshia Sarkhani
Asset Entities Inc.
November 10, 2022
Page 2
      may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameArshia Sarkhani
                                                             Division of
Corporation Finance
Comapany NameAsset Entities Inc.
                                                             Office of
Technology
November 10, 2022 Page 2
cc:       Louis Bevilacqua
FirstName LastName